July 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Omega Therapeutics, Inc.

Registration Statement on Form S-1

Registration No. 333-257794

Acceleration Request

Requested Date: July 29, 2021

Requested Time: 4:00 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, Jefferies LLC and Piper Sandler & Co., as representatives of the several underwriters, hereby join Omega Therapeutics, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-257794) (the “Registration Statement”) to become effective on July 29, 2021, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director

Jefferies LLC

By:	/s/ Dustin Tyner
Name:	Dustin Tyner
Title:	Managing Director

Piper Sandler & Co.

By:	/s/ Neil Riley
Name:	Neil Riley
Title:	Managing Director

cc:	Mahesh Karande, Omega Therapeutics, Inc.

Robert E. Puopolo, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Peter N. Handrinos, Latham & Watkins LLP

Wesley C. Holmes, Latham & Watkins LLP

[Signature Page to Acceleration Request]